UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-16073

Unwired Planet, Inc.

(Exact name of registrant as specified in charter)

170 South Virginia Street, Suite 201, Reno, Nevada 89501

(775) 980-2345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock Purchase Rights(1)

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Unwired Planet, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 30, 2015	By:	/s/ Mark Thompson
		Name: Title:	Mark Thompson Chief Financial Officer

(1)	This Form is being filed to deregister the Preferred Stock Purchase Rights registered on Form 8-A on January 30, 2012, which expired on January 29, 2015 pursuant to the terms of the Tax Benefits Preservation Agreement, dated January 28, 2012, between Unwired Planet, Inc. and Computershare Trust Company, N.A.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.